Mail Stop 4628

                                                          October 8, 2019

Via E-mail
Gregg A. Lowe
Chief Executive Officer and President
Cree, Inc.
4600 Silicon Drive
Durham, North Carolina 27703

       Re:    Cree, Inc.
              10-K for Fiscal Year Ended June 30, 2019
              Filed August 21, 2019
              File No. 0-21154

Dear Mr. Lowe:

        We refer you to our comment letter dated September 19, 2019, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Brad Kohn
       Vice President Legal and General Counsel

       Gerald Roach
       Smith Anderson